SingTel

30 May 2008

08003201

SEC Mail Processing Section
JUN 11 2008
Washington, DC
101

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington
District of Colombia 20549
United States of America

SUPPL

Dear Sirs

SINGAPORE TELECOMMUNICATIONS LIMITED'S SUBMISSION TO SECURITIES AND EXCHANGE COMMISSION

Pursuant to Rule 12g3-2(b) of the U.S. Securities Exchange Act, we enclose the attached releases by Singapore Telecommunications Limited to Singapore Exchange Securities Trading Limited and ASX Limited for the period 19 May 2008 to 23 May 2008.

Our SEC file number is 82-3622.

Yours faithfully

PROCESSED
JUN 17 2008
THOMSON REUTERS

Leila Ashraf (Ms)
Senior Legal Counsel

Encs

Singapore Telecommunications Limited
Company registration number: 199201624D
31 Exeter Road Comcentre #18-00
Singapore 239732
Tel: +65 6838 3388 Fax: +65 6732 8428
Email: contact@singtel.com Website: www.singtel.com

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	SINGTEL
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	20-May-2008 17:12:04
Announcement No.	00058

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	News Release - SGX partners SingTel to offer sub-millisecond trading access
Description	
Attachments	NR20080520-SGX.pdf Total size = **26K** (2048K size limit recommended)

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SingTel

SINGAPORE EXCHANGE

Joint News Release

SGX partners SingTel to offer sub-millisecond trading access

Singapore, 20 May 2008 -- Singapore Exchange Limited (SGX) and Singapore Telecommunications Limited (SingTel) today signed an agreement to provide traders with ultra low latency access to SGX securities and derivatives markets. This makes SGX the first exchange in Asia to offer sub-millisecond access to its trading engines.

The new service, "SGX Proximity Hosting Services", allows SGX Members and their customers access to SGX's trading engines more than four times faster than the current rate. SGX introduces this service in response to demand from a growing segment of algorithmic and proprietary traders who are beginning to establish strong presence in Asia.

The proximity hosting will be housed at SingTel's award-winning EXPAN data centres. Leveraging SingTel's network infrastructure, this service provides subscribers with the fastest available means to access SGX's securities and derivatives trading engines.

Mr Gan Seow Ann, Senior Executive Vice President and Head, Markets at SGX said, "We are pleased to partner SingTel in delivering high-speed trading capabilities to our customers. This new service caters to the needs of algorithmic and high-velocity traders, where speed of access is crucial. The growth in this market segment will enhance SGX's market liquidity and depth."

Mr Bill Chang, SingTel's Executive Vice President for Business, said: "SingTel is excited to deliver unprecedented trading capabilities to SGX and its trading firms. For the first time in Asia, trading at the speed of light has become a reality. This solution enables hundreds of financial transactions to be executed in the blink of an eye. It offers overseas financial institutions superior access to markets in Asia and it will attract more trading firms to Singapore and further strengthen our position as a major financial hub."

....

SingTel

SINGAPORE EXCHANGE

About Singapore Exchange Limited

Singapore Exchange Ltd (SGX) was inaugurated on 1 December 1999, following the merger of two established and well-respected financial institutions - the Stock Exchange of Singapore (SES) and the Singapore International Monetary Exchange (SIMEX). SGX is Asia-Pacific's first demutualised and integrated securities and derivatives exchange and is listed on its own bourse. The exchange's stock is a component of benchmark indices such as the MSCI Singapore's Free Index and the Straits Times Index (STI).

SGX aims to offer a highly trusted, comprehensive and efficient securities and derivatives marketplace for raising capital, risk transfer, trading, clearing and settlement. SGX facilitates the trading and clearing of commodity futures and over-the-counter (OTC) derivatives such as forward freight agreements and oil swaps. Through strategic alliances and partnerships with other exchanges around the world, SGX is firmly positioned as an Asian Gateway.

For more information, please visit SGX website: www.sgx.com

About SingTel

SingTel is Asia's leading communications group with operations and investments around the world. Serving both the corporate and consumer markets, it is committed to bringing the best of global communications to customers in the Asia Pacific and beyond.

With significant operations in Singapore and Australia (through wholly-owned subsidiary SingTel Optus), the Group provides a comprehensive portfolio of services that include voice and data services over fixed, wireless and Internet platforms.

To serve the needs of multi-national corporations, SingTel has a network of 37 offices in 19 countries and territories throughout Asia Pacific, Europe and the United States. These offices enable SingTel to deliver reliable and quality network solutions to its customers, either on its own or jointly with local partners.

The Group also has major investments in Bangladesh, India, Indonesia, Pakistan, the Philippines and Thailand. Together with its regional partners, SingTel is Asia's largest multi-market mobile operator, serving more than 185 million customers in eight markets.

SingTel employs more than 20,000 people worldwide and had a turnover of S$14.84 billion (US$10.05 billion) and net profit after tax of S$3.96 billion (US$2.68 billion) for the year ended 31 March 2008. More information can be found @ www.singtel.com and www.optus.com.au.

ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
www.asx.com.au

DX 10427 Stock Exchange
Sydney

Facsimile

To	Company Secretary
Company	SINGAPORE TELECOMMUNICATIONS LIMITED.
Fax number	00196567383769
From	ASX Limited – Company Announcements Office
Date	21-May-2008
Time	09:01:51
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Singapore Exchange Ltd, SingTel offer sub-millisecond tradin

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.

If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approximately 10 minutes for most announcements but can be 50 minutes (approximately) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online.
Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is 1900 999 279.

Daily Share Buy-Back Notice

* Asterisks denote mandatory information

Name of Announcer *	SINGTEL
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	21-May-2008 06:56:52
Announcement No.	00006

>> Announcement Details

The details of the announcement start here ...

	Name of Overseas Exchange where Company has Dual Listing (if applicable)	Australian Stock Exchange

(A) Share Buy-Back Authority

I.	Maximum number of shares authorised for purchase*	1,591,604,573

(B) Details of Purchases Made

I.	Purchases made by way of market acquisition	• Yes

If answer to the above question is Yes, please fill in the following :

		Singapore Exchange	Overseas Exchange
1	Date of Purchases	20-05-2008	
2	Total number of shares purchased	3,272,066	
3a	Price paid per share#; or	Currency : [Select Currency] Amount :	Currency : [Select Currency] Amount :
3b	Highest price per share#	Currency : S$ Amount : 3.71	Currency : [Select Currency] Amount :
	Lowest price per share#	Currency : S$ Amount : 3.69	Currency : [Select Currency] Amount :
4	Total consideration (including stamp duties, clearing charges, etc) paid or payable for the shares#	Currency : S$ Amount : 12,127,477.44	Currency : [Select Currency] Amount :

Specify currency

II.	Purchases made by way of off market acquisition on equal access scheme?	• No

If answer to the above question is Yes, please fill in the following :

		Singapore Exchange	Overseas Exchange
1	Date of Purchases		
2	Total number of shares purchased		
3	Price paid or payable per share#;	Currency : [Select Currency]	Currency : [Select Currency]

	or	Amount :	Amount :
4	Total consideration (including stamp duties, clearing charges, etc) paid or payable for the shares#	Currency : [Select Currency] Amount :	Currency : [Select Currency] Amount :

Specify currency

(C) Cummulative Purchases

	By way of market acquisition		By way of off-market acquisition on equal access scheme		Total	
	No.	% [1]	No.	%	No.	%
Cummulative no. of shares purchased to-date [2]	3,272,066	0.0206			3,272,066	0.0206

[1] Percentage of company's issued share capital as at the date of the share buy-back resolution
[2] From the date on which the share buy-back mandate is obtained

(D)	Number of issued shares after purchase*	15,921,132,001

Footnotes

Attachments: Total size = **0**
(2048K size limit recommended)

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ASX
AUSTRALIAN SECURITIES EXCHANGE

Facsimile

To	Company Secretary
Company	SINGAPORE TELECOMMUNICATIONS LIMITED.
Fax number	00196567383769
From	ASX Limited – Company Announcements Office
Date	21-May-2008
Time	09:05:21
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
www.asx.com.au

DX 10427 Stock Exchange
Sydney

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Final share buy-back notice - Appendix 3F

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.

If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approximately 10 minutes for most announcements but can be 50 minutes (approximately) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online.
Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is 1900 999 279.

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of entity	ABN
Singapore Telecommunications Limited	ARBN 096 701 567

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	22 April 2008

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	Nil	3,272,066 shares
4	Total consideration paid or payable for the shares	Nil	S$12,127,477.44

+ See chapter 19 for defined terms.

	Before previous day	Previous day
5 If buy-back is an on-market buy-back	highest price paid: Nil date: Nil lowest price paid: Nil date: Nil	highest price paid: S$3.71 lowest price paid: S$3.69 highest price allowed under rule 7.33: S$3.9039 (buy-back took place on the Singapore Exchange Securities Trading Limited)

Participation by directors

6 Deleted 30/9/2001.	

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	Nil. Buy-back has been completed.

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: ....[signature].......................... Date: ....21 May 2008.................
(~~Director/~~Company Secretary)

Print name: ....Chan Su Shan (Ms)...................

== == == == ==

+ See chapter 19 for defined terms.

Rule 3.8A

Appendix 3F

Final share buy-back notice (*except* minimum holding buy-back)

Introduced 1/9/99. Origin: Appendices 7D and 7E. Amended 30/9/2001.

Name of entity	ABN
Singapore Telecommunications Limited	ARBN 096 701 567

We (the entity) give ASX the following information.

Description of buy-back

1	Type of buy-back	On-market

Details of all shares bought back

2	Number of shares bought back	3,272,066
3	Total consideration paid or payable for the shares	S$12,127,477.44
4	If buy-back is an on-market buy-back - highest and lowest price paid	highest price: S$3.71 date: 20 May 2008 lowest price: S$3.69 date: 20 May 2008

+ See chapter 19 for defined terms.

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: .....21 May 2008.................
(~~Director/~~Company Secretary)

Print name: ....Chan Su Shan (Ms)....................

== == == == ==

+ See chapter 19 for defined terms.

ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
www.asx.com.au

DX 10427 Stock Exchange
Sydney

Facsimile

To	Company Secretary
Company	SINGAPORE TELECOMMUNICATIONS LIMITED.
Fax number	00196567383769
From	ASX Limited – Company Announcements Office
Date	21-May-2008
Time	09:04:10
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Daily share buy-back notice - Appendix 3E

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.

If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approximately 10 minutes for most announcements but can be 50 minutes (approximately) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online.
Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is 1900 999 279.

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	SINGTEL
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Ms Chan Su Shan
Designation *	Company Secretary
Date & Time of Broadcast	22-May-2008 18:13:49
Announcement No.	00102

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Media Statement - SingTel and SingTel Mobile file appeal against District Court decision
Description	
Attachments:	MR20080522-KPPU.pdf Total size = **80K** (2048K size limit recommended)

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Media Statement

22 May 2008

Further to our Media Statement on 9 May 2008, Singapore Telecommunications Limited (SingTel) and Singapore Telecom Mobile Pte Ltd (SingTel Mobile) have today appealed to the Supreme Court of the Republic of Indonesia against the decision of the District Court of Central Jakarta.

ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
www.asx.com.au

DX 10427 Stock Exchange
Sydney

Facsimile

To	Company Secretary
Company	SINGAPORE TELECOMMUNICATIONS LIMITED.
Fax number	00196567383769
From	ASX Limited – Company Announcements Office
Date	23-May-2008
Time	08:27:52
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

SingTel andSingTel Mobile file appeal against District Court

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.

If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approximately 10 minutes for most announcements but can be 50 minutes (approximately) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online.
Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is 1900 999 279.

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	SINGTEL
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	23-May-2008 18:03:40
Announcement No.	00129

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Incorporation of subsidiary - Optus Network Investments Pty Limited
Description	
Attachments:	384-sgx.pdf Total size = **20K** (2048K size limit recommended)

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SINGAPORE TELECOMMUNICATIONS LIMITED

(Incorporated in the Republic of Singapore)
Company Registration Number: 199201624D

ANNOUNCEMENT PURSUANT TO CLAUSE 704 OF THE SGX LISTING MANUAL

INCORPORATION OF SUBSIDIARY OPTUS NETWORK INVESTMENTS PTY LIMITED

Singapore Telecommunications Limited ("SingTel") wishes to announce that SingTel Optus Pty Limited ("Optus"), an indirect wholly-owned subsidiary of SingTel, has incorporated a subsidiary in Australia known as Optus Network Investments Pty Limited ("Company"). Optus holds two (2) shares of A$1.00 each in the Company, which it subscribed for in cash at par. The principal activity of the Company will be potential investments in telecommunications network infrastructure in Australia. The directors of the Company are Mr Murray Philip King and Mr Jonathan Mark Wilkie.

By Order of the Board

Chan Su Shan (Ms)
Company Secretary

Dated: 23 May 2008

ASX

AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
www.asx.com.au

DX 10427 Stock Exchange
Sydney

Facsimile

To	Company Secretary
Company	SINGAPORE TELECOMMUNICATIONS LIMITED.
Fax number	00196567383769
From	ASX Limited – Company Announcements Office
Date	26-May-2008
Time	08:28:55
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Incorporation of subsidiary Optus Network Investments PtyLtd

END